VICTORY PORTFOLIOS

4900 Tiedeman Road, 4th Floor

Brooklyn, Ohio 44144

March 18, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Victory Portfolios – Pre-Effective Amendment No. 2 to

Registration Statement on Form N-14

File No. 333-253069

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), we, Victory Portfolios (the "Registrant") and Victory Capital Services, Inc., the principal underwriter of the Registrant (the "Distributor"), respectfully request acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the "Commission") on March 18, 2021, to March 19, 2021, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

VICTORY PORTFOLIOS	VICTORY CAPITAL SERVICES, INC.
By: /s/ Christopher K. Dyer	By: /s/ Donald Inks
Christopher K. Dyer	Donald Inks
President	President